

                                                              Financial Statements
                                                                   Item 6(b) 1-b
                                                                    Page 5 of 27

                           GPU, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                        Actual and Pro Forma (unaudited)
                                  June 30, 2000

                                                                (In Thousands)
ASSETS                                                Actual     Adjustments   Pro Forma
                                                   ------------  ------------  ------------
Utility Plant:
  Utility plant in service                         $10,463,643   $       -      $10,463,643
  Accumulated depreciation                          (3,962,894)          -       (3,962,894)
                                                   ------------  ------------  ------------
      Net utility plant in service                   6,500,749           -        6,500,749
  Construction work in progress                        210,101           -          210,101
  Other, net                                            16,575           -           16,575
                                                   ------------  ------------  ------------
      Net utility plant                              6,727,425           -        6,727,425
                                                   ------------  ------------  ------------


Other Property and Investments:
  Equity investments                                   215,184           -          215,184
  Goodwill, net                                      2,227,483           -        2,227,483
  Nuclear decommissioning trusts, at market            669,796           -          669,796
  Nuclear fuel disposal trust, at market               120,609           -          120,609
  Other, net                                           543,220           -          543,220
                                                   ------------  ------------  ------------
      Total other property and investments           3,776,292           -        3,776,292
                                                   ------------  ------------  ------------


Current Assets:
  Cash and temporary cash investments                  634,439        31,039        665,478
  Marketable securities                                 28,479           -           28,479
  Special deposits                                     386,910           -          386,910
  Accounts receivable:
    Customers, net                                     541,689           -          541,689
    Other                                              233,243           -          233,243
  Unbilled revenues                                    178,509           -          178,509
  Costs and estimated earnings in excess
    of billings on uncompleted contracts                21,141           -           21,141
   Materials and supplies, at average cost or less:
    Construction and maintenance                        76,896           -           76,896
    Fuel                                                   459           -              459
  Deferred income taxes                                260,947           -          260,947
  Prepayments                                          156,234           -          156,234
                                                   ------------  ------------  ------------
     Total current assets                            2,518,946        31,039      2,549,985
                                                   ------------  ------------  ------------


Deferred Debits and Other Assets:
  Regulatory assets, net                             4,639,953           -        4,639,953
  Deferred income taxes                              2,294,588           -        2,294,588
  Other                                                501,687           -          501,687
                                                   ------------  ------------  ------------
      Total deferred debits and other assets         7,436,228           -        7,436,228
                                                   ------------  ------------  ------------

      Total Assets                                 $20,458,891   $    31,039    $20,489,930
                                                   ============  ============  ============



                                                               Financial Statements
                                                                   Item 6(b) 1-b
                                                                    Page 6 of 27

                           GPU, Inc. and Subsidiaries
                           Consolidated Balance Sheets
                        Actual and Pro Forma (unaudited)
                                  June 30, 2000

                                                                (In Thousands)
LIABILITIES AND CAPITALIZATION                        Actual     Adjustments     Pro Forma
                                                   ------------  ------------  ------------
Capitalization:
  Common stock                                     $   331,958   $       -      $   331,958
  Capital surplus                                    1,014,032           (674)    1,013,358
  Retained earnings                                  2,280,561           -        2,280,561
  Accumulated other comprehensive income/(loss)        (35,165)          -          (35,165)
                                                   ------------  ------------  ------------
      Total                                          3,591,386           (674)    3,590,712
  Reacquired common stock, at cost                    (315,000)        31,713      (283,287)
                                                   ------------  ------------  ------------
      Total common stockholders' equity              3,276,386         31,039     3,307,425
  Cumulative preferred stock:
    With mandatory redemption                           51,500           -           51,500
    Without mandatory redemption                        12,649           -           12,649
  Subsidiary-obligated mandatorily redeemable
    preferred securities                               125,000           -          125,000
  Trust preferred securities                           200,000           -          200,000
  Long-term debt                                     4,894,739           -        4,894,739
                                                   ------------  ------------  ------------
      Total capitalization                           8,560,274         31,039     8,591,313
                                                   ------------  ------------  ------------

Current Liabilities:
  Securities due within one year                       588,626           -          588,626
  Notes payable                                      1,297,733           -        1,297,733
  Bank overdraft                                       236,536           -          236,536
  Obligations under capital leases                      39,548           -           39,548
  Accounts payable                                     673,229           -          673,229
  Billings in excess of costs and estimated
    earnings on uncompleted contracts                   19,484           -           19,484
  Taxes accrued                                        161,981           -          161,981
  Interest accrued                                      68,547           -           68,547
    Other                                              619,370           -          619,370
                                                   ------------  ------------  ------------
      Total current liabilities                      3,705,054           -        3,705,054
                                                   ------------  ------------  ------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                              3,528,589           -        3,528,589
  Unamortized investment tax credits                    57,460           -           57,460
  Three Mile Island Unit 2 future costs                504,033           -          504,033
  Purchase power contract loss liability             3,156,834           -        3,156,834
  Other                                                946,647           -          946,647
                                                   ------------  ------------  ------------
     Total deferred credits and other liabilities    8,193,563           -        8,193,563
                                                   ------------  ------------  ------------


      Total Liabilities and Capitalization         $20,458,891    $    31,039   $20,489,930
                                                   ============  ============   ===========



                                                          Financial Statements
                                                          Item 6(b) 1-b
                                                          Page 7 of 27


                           GPU, Inc. and Subsidiaries
             Consolidated Statements of Income and Retained Earnings
                        Actual and Pro Forma (unaudited)
                    For The Twelve Months Ended June 30, 2000
                    -----------------------------------------
                                                                    (In Thousands)
                                                           Actual    Adjustments  Pro Forma
                                                         ----------  ------------ ---------

Operating Revenues                                       $5,252,539   $  -       $5,252,539
                                                         ----------  ------------ ---------

Operating Expenses:
  Fuel                                                      177,258      -          177,258
  Power purchased and interchanged                        1,623,841      -        1,623,841
  Deferred costs, net                                      (105,248)     -         (105,248)
  Other operation and maintenance                         1,652,886      -        1,652,886
  Loss of sale of business                                  372,492      -          372,492
  Depreciation and amortization                             563,871      -          563,871
  Taxes, other than income taxes                            192,363      -          192,363
                                                         ----------  ------------ ---------
       Total operating expenses                           4,477,463      -        4,477,463
                                                         ----------  ------------ ---------

Operating Income                                            775,076      -          775,076
                                                         ----------  ------------ ---------

Other Income and Deductions:
  Allowance for other funds used during construction            808      -              808
  Equity in undistributed earnings
   of affiliates, net                                        19,019      -           19,019
  Other income, net                                          68,711      -           68,711
                                                         ----------  ------------ ---------
       Total other income and deductions                     88,538      -           88,538
                                                         ----------  ------------ ---------

Income Before Interest Charges and
 Preferred Dividends                                        863,614      -          863,614
                                                         ----------  ------------ ---------

Interest Charges and Preferred Dividends:
  Long-term debt and notes payable                          530,355      -          530,355
  Trust preferred securities                                 14,690      -           14,690
  Subsidiary-obligated mandatorily
   redeemable preferred securities                           15,533      -           15,533
  Other interest                                             10,471      -           10,471
  Allowance for borrowed funds used
   during construction                                       (3,839)     -          (3,839)
  Preferred stock dividends of subsidiaries, inclusive
   of $2,116 loss on reacquisition                            8,838      -            8,838
                                                         ----------  ------------ ---------
       Total interest charges and preferred dividends       576,048      -          576,048
                                                         ----------  ------------ ---------

Income  Before Income Taxes and Minority Interest           287,566      -          287,566
  Income taxes                                              144,120      -          144,120
  Minority interest net income                                2,228      -            2,228
                                                         ----------  ------------ ---------
Net Income                                               $  141,218   $  -       $  141,218
                                                         ==========  =========== ==========


Retained Earnings:
Balance at beginning of period                           $2,335,325   $  -       $2,335,325
  Net income/(Loss)                                         141,218)     -          141,218
  Cash dividends declared on common stock                  (195,957)     -         (195,957)
  Other adjustments, net                                        (25)     -              (25)
                                                         ----------  ------------ ---------

Balance at end of period                                 $2,280,561   $  -       $2,280,561
                                                         ==========  ==========  ==========




                                                      Financial Statements
                                                      Item 6(b) 1-b
                                                      Page 8 of 27

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries
                      -------------------------------------
                                 (In Thousands)

                                       (1)



Cash and temporary cash investments                   $ 31,039
Capital surplus                                            674
      Reacquired common stock, at cost                            $ 31,713

To record the proposed issuance and sale of 1,146,955 shares (authorized 2,500,000 limit less 1,353,045 shares sold to date) of $2.50 par value common stock at $27.06 per share as of 6/30/2000 under the Dividend Reinvestment and Stock Purchase Plan.

                                                      Financial Statements
                                                      Item 6(b) 1-b
                                                      Page 9 of 27

                           GPU, Inc. and Subsidiaries
                            Pro Forma Journal Entries
                     -------------------------------------


Notes: These pro forma financial statements do not include the impact of the ----- proposed issuance of $471 million of transition bonds, by an affiliate of
       JCP&L, to securitize the recovery of bondable stranded costs attributable to the projected net investment in the Oyster Creek Nuclear Generating Station. The proceeds would be used to paydown outstanding debt and to fund decommissioning of the plant.

       The proposed declaration and payment of common stock dividends by Met-Ed and Penelec (SEC File No. 70-9593) does not have an impact on GPU's consolidated financial statements since such dividends would be paid to GPU, Inc., the parent company of Met-Ed and Penelec.

                                                      Financial Statements
                                                      Item 6(b)
                                                      Page 10 of 27


             COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The customer service function, transmission and distribution operations and the operations of the remaining non-nuclear generating facilities of these electric utilities are conducting business under the name GPU Energy. JCP&L, Met-Ed and Penelec considered together are referred to as the "GPU Energy companies." The nuclear generation operations of GPU Energy are conducted by GPU Nuclear, Inc. (GPUN). GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries own, operate and fund the acquisition of electric distribution and gas transmission systems in foreign countries, and are referred to as "GPU Electric." GPU International, Inc. and GPU Power, Inc. and their subsidiaries develop, own and operate generation facilities in the United States (US) and foreign countries and are referred to as the "GPUI Group." Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; MYR Group Inc. (MYR), which is a utility infrastructure construction services company; and GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies. All of these companies considered together are referred to as "GPU."

      These notes should be read in conjunction with the notes to consolidated financial statements included in the 1999 Annual Report on Form 10-K. The December 31, 1999 balance sheet data contained in the attached financial statements was derived from audited financial statements. For disclosures required by accounting principles generally accepted in the US, see the 1999 Annual Report on Form 10-K.



1.   COMMITMENTS AND CONTINGENCIES

             COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT
             ---------------------------------------------------

Stranded Costs and Regulatory Restructuring Orders:
--------------------------------------------------

      With the current market price of electricity being below the cost of some utility-owned generation and power purchase commitments, and the ability of customers to choose their energy suppliers, certain costs, which generally would be recoverable in a regulated environment, may not be recoverable in a competitive environment. These costs are generally referred to as stranded costs.

      In 1998, the Pennsylvania Public Utility Commission (PaPUC) issued Restructuring Orders to Met-Ed and Penelec which, among other things, provide for Met-Ed and Penelec's recovery of a substantial portion of what otherwise would have become stranded costs, and provide for a Phase II proceeding following the completion of their generation divestitures to make a final

                                                       Financial Statements
                                                       Item 6(b) 1-a
                                                       Page 11 of 27

determination of the extent of that stranded cost recovery. The Pennsylvania Supreme Court has denied an appeal filed by one intervenor in the proceeding. GPU Energy does not know whether the intervenor will seek review by the US Supreme Court.

      On January 31, 2000, Met-Ed and Penelec submitted Phase II Reports to the PaPUC addressing actual net divestiture proceeds and reconciliation of stranded costs pursuant to the 1998 Restructuring Orders. The PaPUC and other parties, which participated in the 1998 Restructuring Orders, are currently reviewing the Reports. There can be no assurance as to the outcome of this matter.

      In May 1999, the NJBPU issued a Summary Order with respect to JCP&L's rate unbundling, stranded cost and restructuring filings. The Summary Order provides for, among other things, customer choice of electric generation supplier beginning August 1, 1999 and full recovery of stranded costs. The Summary Order did not address the pending sale of Oyster Creek, because at the time the Summary Order was issued, it was uncertain whether the plant would be sold or retired early. JCP&L is awaiting a final order from the NJBPU.

      During 1999, the NJBPU issued final electric restructuring and generation-related securitization orders to Public Service Electric and Gas Company (PSE&G), a non-affiliated utility. Several parties appealed these orders on a variety of grounds, including the use of deferred accounting associated with above market NUG costs and the Societal Benefit Charge, which includes recovery of nuclear decommissioning costs. In April 2000, the Appellate Division of the New Jersey Superior Court affirmed the orders. The Appellate Division's decision has been appealed to the New Jersey Supreme Court which is not expected to issue a decision before January 2001. While JCP&L's Summary Order has not been appealed, JCP&L is unable to determine the impact, if any, the appeals to PSE&G's orders will have on its restructuring order and petition for securitization or its use of deferred accounting.

      As a result of the NJBPU and the PaPUC restructuring decisions, the GPU Energy companies are required to supply electricity to customers who do not choose an alternate supplier. Given that the GPU Energy companies have essentially divested their generation business, there will be increased market risks associated with supplying that electricity, since the GPU Energy companies will have to supply electricity to non-shopping customers entirely from contracted and open market purchases. While JCP&L is permitted to recover reasonable and prudently incurred costs associated with providing basic generation service to non-shopping customers, Met-Ed and Penelec are generally unable to recover their energy costs in excess of established rate caps. Management has implemented an energy risk management program, but there can be no assurance that the GPU Energy companies will be able to fully recover the costs to supply electricity to customers who do not choose an alternate supplier.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 12 of 27


Generation Agreements:
---------------------
      The  evolving  competitive   generation  market  has  created  uncertainty
regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to seek shorter-term agreements offering more flexibility. The GPU Energy companies' supply plan focuses on short- to intermediate-term commitments (one month to three years) covering times of expected high energy price volatility (that is, peak demand periods) and reliance on spot market purchases during other periods.


      The GPU Energy companies have entered into agreements with third party suppliers to purchase capacity and energy. Payments pursuant to these agreements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements and the timing of the pending Oyster Creek sale, are estimated to be $650 million in 2000, $651 million in 2001, $323 million in 2002, $138 million in 2003 and $44 million in 2004.

      Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies have been required to enter into power purchase agreements with non-utility generators (NUGs) for the purchase of energy and capacity, which agreements have remaining terms of up to 20 years. The rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources. The following table shows actual payments from 1998 through June 30, 2000, and estimated payments thereafter through 2005:


                          Payments Under NUG Agreements
                                 (in millions)

                          Total      JCP&L      Met-Ed      Penelec
                          -----      -----      ------      -------

      1998                 788        403         174         211
      1999                 774        388         167         219
      2000                 741        385         141         215
      2001                 733        392         138         203
      2002                 736        394         141         201
      2003                 752        400         145         207
      2004                 767        404         150         213
      2005                 751        392         153         206

      The NJBPU Summary Order provides JCP&L assurance of full recovery of its NUG costs (including above-market NUG costs and certain buyout costs), whereas the PaPUC Restructuring Orders provide Met-Ed and Penelec assurance of full recovery of their above-market NUG costs and certain NUG buyout costs. The GPU Energy companies have recorded, on a present value basis, a total liability of $3.1 billion (JCP&L $1.5 billion; Met-Ed $0.7 billion; Penelec $0.9 billion) on the Consolidated Balance Sheets for above-market NUG costs which is offset by a corresponding regulatory asset. The GPU Energy companies are continuing efforts to reduce the above-market costs of these agreements.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 13 of 27

There can be no assurance as to the extent to which these efforts will be successful.

      In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provided for the recovery of costs associated with the buyout of the Freehold Cogeneration power purchase agreement (Freehold buyout). The NJBPU approved the cost recovery of up to $135 million, over a seven-year period, on an interim basis subject to refund. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the Market Transition Charge (MTC), but has not altered the interim nature of such recovery, pending a final decision by the NJBPU. There can be no assurance as to the outcome of this matter.

                               ACCOUNTING MATTERS
                               ------------------

      JCP&L, in 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71),
"Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71," and Emerging Issues Task Force (EITF) Issue 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FAS 71 and FAS 101", with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continue to be subject to the provisions of FAS 71. Regulatory assets, net as reflected in the June 30, 2000 and December 31, 1999 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

GPU, Inc. and Subsidiary Companies
----------------------------------
                                                       (in thousands)
                                                ----------------------------
                                                   June 30,      December 31,
                                                     2000          1999
                                                ------------- -------------

Market transition charge (MTC) / basic
  generation service                                 $2,287,449   $2,359,529
Competitive transition charge (CTC)                     756,406      803,064
Reserve for generation divestiture                      530,912      536,904
Power purchase contract loss not in CTC                 369,290      369,290
Income taxes recoverable through future rates, net      283,636      280,268
Costs recoverable through distribution rates            281,363      296,842
Three Mile Island Unit 2 (TMI-2)
  decommissioning costs                                 100,869      100,794
Societal benefits charge                                100,643      116,941
Net divestiture proceeds recoverable through MTC         58,077       37,542
Above-market deferred NUG costs                        (196,276)    (252,348)
Other, net                                               67,584       67,420
                                                     ----------   ----------
     Total regulatory assets, net                    $4,639,953   $4,716,246

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 14 of 27

JCP&L
-----

MTC / basic generation service                       $2,287,449   $2,359,529
Costs recoverable through distribution rates            281,363      296,842
Societal benefits charge                                100,643      116,941
Net divestiture proceeds recoverable through MTC         58,077       37,542
                                                      ---------    ---------
     Total regulatory assets, net                    $2,727,532   $2,810,854
                                                      =========    =========

Met-Ed
------

CTC                                                  $  583,441   $  591,316
Power purchase contract loss not in CTC                 271,270      271,270
Reserve for generation divestiture                      142,179      137,037
Income taxes recoverable through future rates, net      122,955      115,713
TMI-2 decommissioning costs                              64,608       65,455
Other, net                                               67,711       52,074
                                                      ---------    ---------
     Total regulatory assets, net                    $1,252,164   $1,232,865
                                                      =========    =========

Penelec
-------

Reserve for generation divestiture                   $  388,733   $  399,867
Above-market deferred NUG costs                        (213,312)    (252,893)
CTC                                                     172,965      211,748
Income taxes recoverable through future rates, net      160,681      164,555
Power purchase contract loss not in CTC                  98,020       98,020
Other, net                                               53,170       51,230
     Total regulatory assets, net                    $  660,257   $  672,527
                                                      =========      =======


     Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133" (collectively, FAS 133), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In general, FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. FAS 133 (as amended) excludes from its scope certain contracts that qualify as normal purchases and sales. To qualify for this exclusion, it must be probable that the contract will result in physical delivery.

GPU's use of derivative instruments is intended to manage the risks of commodity price, interest rate and foreign currency fluctuations, and may include such transactions as electricity and natural gas forwards and futures contracts, foreign currency swaps, interest rate swaps and options. GPU does not intend to hold or issue derivative instruments for trading purposes. To the extent that GPU's energy-related contracts fall within the scope of FAS 133, GPU will be required to include them on its balance sheet at fair value, and recognize the subsequent changes in fair value as either gains or losses in earnings or report them as a component of other comprehensive income, depending upon their intended use and designation as a hedge. GPU will adopt this statement on January 1, 2001 and is currently in the process of evaluating the impact of its implementation.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 15 of 27

NUCLEAR FACILITIES

Investments:
-----------

     In December 1999, the GPU Energy companies sold TMI-1 to AmerGen for approximately $100 million. In addition, in October 1999, JCP&L agreed to sell Oyster Creek to AmerGen for $10 million and reimbursement of the cost (estimated at $88 million) of the next refueling outage. JCP&L's net investment, including nuclear fuel, in Oyster Creek as of June 30, 2000 and December 31, 1999 was $10 million, reflecting the impairment write-down from the pending sale. JCP&L, Met-Ed and Penelec jointly own TMI-2, which was damaged during a 1979 accident, in the percentages of 25%, 50% and 25%. JCP&L's net investment in TMI-2 as of June 30, 2000 and December 31, 1999 was $58 million and $61 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. Met-Ed and Penelec's remaining investments in TMI-2 were written off in 1998 after receiving the PaPUC's Restructuring Orders.

TMI-2:
------

     As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the US District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

     At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan and (c) an indemnity agreement with the Nuclear Regulatory Commission (NRC) for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million.

     In 1995, the US Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

     The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the US Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 16 of 27


     In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed the ten initial "test cases," which had been selected for a test case trial as well as all of the remaining 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs appealed the District Court's ruling to the Court of Appeals for the Third Circuit. In November 1999, the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In remanding these claims, the Third Circuit held that the District Court had erred in extending its summary judgment decision to the other plaintiffs and imposing on these plaintiffs the District Court's finding that radiation exposures below 10 rems were too speculative to establish a causal link to cancer. The Court of Appeals stated that the non-test case plaintiffs should be permitted to present their own individual evidence that exposure to radiation from the accident caused their cancers. In June 2000, the US Supreme Court denied petitions by GPU, Inc., the GPU Energy companies and the plaintiffs.

     GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.


NUCLEAR PLANT RETIREMENT COSTS
------------------------------

     Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the US Department of Energy (DOE).

     In 1995, a consultant to GPUN performed site-specific studies of TMI-2 and Oyster Creek (updated in 1998), that considered various decommissioning methods and estimated the cost of decommissioning the radiological portions and the cost of removal of the nonradiological portions of each plant, using the prompt removal/dismantlement method. GPUN management has reviewed the methodology and assumptions used in these studies, is in agreement with them, and believes the results are reasonable. Under NRC regulations, JCP&L is making periodic payments to complete the funding for Oyster Creek retirement costs by the end of the plant's license term of 2009. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage. The NRC may require an acceleration of the decommissioning funding for Oyster Creek if the pending sale is not completed and the plant is retired early. The retirement cost estimates under the 1995 site-specific studies, assuming decommissioning of TMI-2 and Oyster Creek in 2014 and 2009, respectively, are $443 million and $601 million for radiological decommissioning and $35 million and $33 million for non-radiological removal costs (net of $12.6 million spent as of June 30, 2000)(in 2000 dollars).

     Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage. The ultimate cost of retiring the GPU Energy companies' nuclear facilities may be different from the cost estimates contained in these site-specific studies. Also, the cost estimates contained in these site-specific studies are significantly greater than the decommissioning funding targets established by the NRC.

     The 1995 Oyster Creek site-specific study was updated in 1998 in response to the previously announced potential early closure of the plant in 2000. An early shutdown would increase the retirement costs shown above to $643 million ($610 million for radiological decommissioning and $33 million for

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 17 of 27

nonradiological cost of removal). Both estimates include substantial spending for an on-site dry storage facility for spent nuclear fuel and significant costs for storing the fuel until the DOE complies with the Nuclear Waste Policy Act of 1982. For additional information, see OTHER COMMITMENTS AND CONTINGENCIES section.

     The agreements to sell Oyster Creek to AmerGen provide, among other things, that upon financial closing, JCP&L will transfer $430 million in decommissioning trust funds to AmerGen, which will assume all liability for decommissioning Oyster Creek.

     The NJBPU has granted JCP&L annual revenues for Oyster Creek retirement costs of $22.5 million based on the 1995 site-specific study. In August 2000, the recovery of Oyster Creek retirement costs escalates to $34.4 million annually if the plant is retired in 2000.

     In the event JCP&L does not complete the pending sale of Oyster Creek, management believes that any retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable from customers.

     The estimated liabilities for TMI-2 future retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of June 30, 2000 and December 31, 1999 are $504 million (JCP&L $126 million; Met-Ed $252 million; Penelec $126 million) and $497 million (JCP&L $124 million; Met-Ed $249 million; Penelec $124 million), respectively. These amounts are based upon the 1995 site-specific study estimates (in 2000 and 1999 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $27 million (JCP&L $7 million; Met-Ed $13 million; Penelec $7 million) as of June 30, 2000 and December 31, 1999, as a result of TMI-2 entering long-term monitored storage in 1993.

     Offsetting the $504 million liability as of June 30, 2000 is $182 million (JCP&L $13 million; Met-Ed $133 million; Penelec $36 million), which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheets, and $366 million (JCP&L $116 million; Met-Ed $151 million; Penelec $99 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets.

     The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995 site-specific estimates. In addition, JCP&L is recovering its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC, but also allowed Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC.

     As of June 30, 2000, the accident-related portion of TMI-2 radiological decommissioning costs is considered to be $78 million (JCP&L $19.5 million; Met-Ed $39 million; Penelec $19.5 million), which is based on the 1995 site-specific study estimates (in 2000 dollars).

     JCP&L intends to seek recovery for any increases in TMI-2 retirement costs, and Met-Ed and Penelec intend to seek recovery for any increases in the nonaccident-related portion of such costs, but recognize that recovery cannot be assured.

INSURANCE
---------

     GPU  has  insurance   (subject  to  retentions  and  deductibles)  for  its
operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 18 of 27

incremental replacement power costs). There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

     The decontamination liability, premature decommissioning and property damage insurance coverage for Oyster Creek totals $2.75 billion. In addition, GPU has purchased property and decontamination insurance coverage for TMI-2 totaling $150 million. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

     The Price-Anderson Act limits GPU's liability to third parties for a nuclear incident at Oyster Creek to approximately $9.5 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including Oyster Creek, could result in an assessment of up to $88 million per incident, subject to an annual maximum payment of $10 million per incident per reactor. Although TMI-2 is exempt from this assessment, the plant is still covered by the provisions of the Price-Anderson Act. In addition to the retrospective premiums payable under the Price-Anderson Act, the GPU Energy companies are also subject to retrospective premium assessments of up to $9.5 million for insurance policies currently in effect applicable to nuclear operations and facilities. The GPU Energy companies are also subject to other retrospective premium assessments related to policies applicable to TMI-1 and Oyster Creek (GPU anticipates the sale of Oyster Creek to be completed in August
2000) prior to their sales to AmerGen.

     JCP&L has insurance coverage for incremental replacement power costs should an accident-related outage at Oyster Creek occur. Coverage would commence after a 12-week waiting period at $2.1 million per week for 52 weeks, decreasing to 80% of such amount for the next 110 weeks.


ENVIRONMENTAL MATTERS

     As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities. In addition, federal and state law provides for payment by responsible parties for damage to natural resources.

     GPU has been formally notified by the Environmental Protection Agency (EPA) and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at hazardous and/or toxic waste sites in the following number of instances (in some cases, more than one company is named for a given site):

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 19 of 27

            JCP&L       MET-ED      PENELEC     GPUN      GPU, INC.    TOTAL
            -----       ------      -------     ----      ---------    -----
              6           4            2          1           1          1


     In  addition,   certain  of  the  GPU  companies  have  been  requested  to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and/or state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. As of June 30, 2000, a liability of approximately $6 million was recorded for nine PRP sites where it is probable that a loss has been incurred and the amount could be reasonably estimated.

     The ultimate cost of remediation of all these and other hazardous waste sites will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

     In 1997,  the EPA filed a complaint  against  GPU,  Inc. in the US District
Court for the District of Delaware for enforcement of its Unilateral Order (Order) issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site (Site) in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942; GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings in 1946. All of Dover's common stock, which was sold in 1942 to an unaffiliated entity, was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake), which merged with Dover in 1960. Chesapeake is currently performing the cleanup at the Site. According to the complaint, the EPA is seeking (1) enforcement of the Order against GPU; (2) recovery of its past response costs; (3) a declaratory judgment that GPU is liable for any remaining cleanup costs of the Site; and (4) statutory penalties for noncompliance with the Order. The EPA has stated that it has incurred approximately $1 million of past response costs as of December 31, 1999. The EPA estimates the total Site cleanup costs at approximately $4.2 million. Consultants to Chesapeake have estimated the remaining remediation ground water costs to be approximately $11.3 million to $19 million. In accordance with its penalty policy, and in discussions with GPU, the EPA has demanded penalties calculated at a daily rate of $8,800, rather than the statutory maximum of $27,500 per day. As of June 30, 2000, if the statutory maximum were applied, the total amount of penalties would be approximately $39 million. GPU believes that it has meritorious defenses to the imposition of penalties, or that if a penalty is assessed, it should be at a lower daily rate. Chesapeake has also sued GPU, Inc. for contribution to the cleanup of the Dover Site. The US District Court for the District of Delaware has consolidated the case filed by Chesapeake with the case filed by the EPA and discovery is proceeding. There can be no assurance as to the outcome of these proceedings.

     In connection with the 1999 sale of its Seward Generation Station to Sithe Energies, Penelec has assumed up to $6 million of remediation costs associated with certain coal mine refuse piles which are the subject of an earlier consent decree with the Pennsylvania Department of Environmental Protection. Penelec expects recovery of these remediation costs in Phase II of its restructuring proceeding and has recorded a corresponding regulatory asset.

     JCP&L has entered into agreements with the NJDEP for the investigation

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 20 of 27

and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of June 30, 2000, JCP&L has spent approximately $38 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $54 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. Moreover, the cost to clean up these sites could be materially in excess of the $54 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

     In 1997, the NJBPU approved JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs. As a result of the NJBPU's Summary Order, effective August 1, 1999, the recovery of these costs was transferred to the Societal Benefits Charge. As of June 30, 2000, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $46 million. JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relative to these MGP sites, and has settled with all but one of those insurance carriers.


OTHER COMMITMENTS AND CONTINGENCIES
-----------------------------------

Class Action Litigation:
-----------------------

GPU Energy

     In July 1999, New Jersey experienced a severe heat storm that resulted in major power outages and temporary service interruptions, which affected JCP&L's service territory. As a result, the NJBPU initiated an investigation into the reliability of the transmission and distribution systems of all New Jersey utilities and their response to power outages. This investigation was completed in April 2000, resulting in Phase I and Phase II Reports. Both Reports contain, among other things, recommendations as to certain actions that should be undertaken by JCP&L, and were adopted by NJBPU orders requiring JCP&L to act on the recommendations and to report back on such implementation. JCP&L has begun to act on these recommendations. The NJBPU order adopting the Phase II Report stated that there is not a prima facie case demonstrating that overall JCP&L provided unsafe, inadequate or improper service to its customers. In addition, two class action lawsuits were commenced in New Jersey Superior Court in July 1999 against GPU, Inc. and JCP&L, seeking both compensatory and punitive damages for alleged losses suffered due to service interruptions. The GPU defendants originally requested the Court to stay or dismiss the litigation in deference to the NJBPU's primary jurisdiction. The Court denied the motion, consolidated the two actions, and certified them as class actions on behalf of a class that includes JCP&L customers as well as "all dependents, tenants, employees, and other intended beneficiaries of customers who suffered damages as a result" of the outages. In January 2000, the Appellate Division agreed to review the trial court's decision on primary jurisdiction. In June 2000, the Appellate Division affirmed the trial court's decision recognizing, however, that future developments in the case may require a reference of certain issues to the NJBPU. The Appellate Division also stated that the NJBPU's findings could be probative but not determinative of at least some issues in the litigation. In response to GPU's demand for a statement of damages, the plaintiffs have stated that they are seeking damages of $700 million, subject to the results of pre-trial discovery. GPU has notified its insurance carriers of the plaintiffs' allegations. The primary insurance carrier has

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 21 of 27

stated that while the substance of the plaintiffs' allegations are covered under GPU's policy, it is reserving its rights concerning coverage as circumstances develop. There can be no assurance as to the outcome of these matters.

GPU Electric

     As a result of the September 1998 fire and explosion at the Longford natural gas plant in Victoria, Australia, Victorian gas users (plaintiffs) have brought a class action in the Australian Federal Court against Esso Australia Limited and its affiliate (Esso), the owner and operator of the plant, for losses suffered due to the lack of natural gas supply and related damages. The plaintiffs claim that Esso was, among other things, negligent in designing, maintaining and operating the Longford plant and also assert claims under Australian fair trade practices law.

     Esso has joined as third party defendants the State of Victoria (State) and various State-owned entities which operated the Victorian gas industry prior to its privatization, including Transmission Pipelines Australia (TPA) and its affiliate Transmission Pipelines (Assets) Australia (TPAA). GPU, Inc., through GPU GasNet, acquired the assets of TPA and the shares of TPAA from the State in June 1999. Esso asserts that the State and the gas industry were negligent in that, among other things, they failed to ensure that the gas system would provide a secure supply of gas to users and also asserts claims under the Australian fair trade practices law. In addition, GPU GasNet and other private entities (Buyers) that purchased the Victorian gas assets from the State have joined Esso as third party defendants. Esso asserts that if the gas industry is liable as alleged, that liability has been transferred to the Buyers as part of the State's privatization process.

     Under the acquisition agreement with the State, GPU GasNet has indemnified TPA and the State against third party claims arising out of, among other things, the operation of TPA's business. TPA and the State have commenced proceedings against GPU GasNet to enforce the indemnity in respect of any liability that may flow to TPA as a result of Esso's claim.

     GPU GasNet and TPAA have filed answers denying liability to Esso, the State and TPA, which could be material. GPU GasNet and TPAA have notified their insurance carriers of this action. The insurers have reserved their rights to deny coverage. There can be no assurance as to the outcome of this matter.


Investments and Guarantees:
--------------------------

GPU, Inc.

     GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and the GPUI Group. As of June 30, 2000, GPU, Inc.'s investment in GPU Electric and the GPUI Group was $569 million and $252 million, respectively. As of that date, GPU, Inc. has also guaranteed an additional $998 million and $30 million (including $9 million of guarantees related to domestic operations) of GPU Electric and GPUI Group outstanding obligations, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 22 of 27

GPU Electric

     In June 2000, GPU sold GPU PowerNet for A$2.1 billion (US$1.26 billion). For further information, see Note 2, Acquisitions and Dispositions. GPU had previously announced its intention to sell all, or at least 50%, of the Australian companies, for which it paid approximately US $1.9 billion (GPU PowerNet) and US $675 million (GPU GasNet) in 1997 and 1999, respectively. GPU is still considering the possible sale of GPU GasNet.

     On June 2, 2000,  repayment of  approximately  $218 million of maturing GPU
GasNet bank debt was extended to September 2, 2000. GPU GasNet may further extend this loan to October 2, 2000. GPU GasNet is in the process of establishing a commercial paper program and a medium term note program to refinance this debt. GPU, Inc. has agreed to guarantee this loan, under certain conditions, if it is not repaid by August 25, 2000.

     Midlands Electricity plc (Midlands) (conducting business under the name GPU Power UK) has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which was originally scheduled to begin commercial operation in late 1998. In June 1999, certain Project lenders for the Uch Power Project issued notices of default to the Project sponsors (including Midlands for, among other things, failure to pay principal and interest under various loan agreements. In November 1999, the Project sponsors and lenders reached an agreement under which repayment of the construction loan will be extended, principal and interest payments deferred, and the sponsors will fund the completion of the plant through the remaining equity contribution commitments. Testing of the plant has begun, but the start of commercial operations has been further delayed pending the resolution of certain technical problems, which are being addressed.

     Uch has renegotiated several of the project agreements with the Government of Pakistan and its agencies. In April 2000, Uch signed a Memorandum of Understanding with Pakistani authorities, in which it agreed, among other things, to accept a reduction in the power purchase tariff averaging approximately 8% over the project term. The agreement includes options to extend the term of the project from 23 to 30 years. Commercial operations are now planned to commence by the end of August, 2000. There remains a risk that project revenues may be delayed due to the poor economic situation in Pakistan.

     GPU's investment in the Uch Power Project as of June 30, 2000 was approximately $37.1 million, plus a guarantee letter of credit of $5.2 million, and its share of the projected completion costs represents an additional $3.9 million commitment. Cinergy Corp. has agreed to fund up to an aggregate of $20 million of the required capital contributions and/or certain future "cash losses," which could be incurred on the Uch Power Project. Cinergy has reimbursed GPU Electric for $4.9 million of capital contributions through June 30, 2000, leaving a remaining commitment of up to $15.1 million. There can be no assurance as to the outcome of this matter.

     As part of the 1999 sale of the GPU Power UK supply business and the purchase of the 50% of GPU Power UK that GPU did not already own, certain long-term purchase obligations under natural gas supply contracts were retained. Most of these contracts, which extend to September 2005, were at fixed prices in excess of the market price of gas, and a liability was established for the estimated loss under such contracts. However, as a result of increasing gas prices during the second quarter of 2000, GPU Power UK was able to enter into matching forward sale contracts for the majority of the gas purchases, resulting in a reduction in the estimated liability and a credit to income of $15.9 million pre-tax. The estimated liability as of June 30, 2000 was $25 million, of which approximately $19 million was "locked-in" under new

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 23 of 27

forward sale contracts. GPU Power UK was still exposed to future price risk on the remaining $6 million of liabilities as of June 30, 2000.

     In a recent English court decision involving two unaffiliated utilities (National Grid and National Power), the court held that utilities improperly used a pension plan surplus in the UK Electricity Supply Pension Scheme to eliminate scheduled payments in respect of early retirement costs and employer contributions. The Court found that, in the case of National Grid and National Power, procedures had not been strictly followed, and as such, a liability may now exist. At a subsequent hearing, the Court refused to consider the validity or effectiveness of retrospective amendments to the plan. National Grid and National Power have appealed the Court's decision to the House of Lords. Pending the outcome of the Appeal, the requirement for any payments has been stayed. If a similar complaint were to be made against GPU Power UK, GPU Power UK's potential liability is estimated to be a maximum of (pound)63 million (US$96 million), exclusive of any applicable interest charges or penalties. The GPU Power UK section of the Electricity Supply Pension Scheme remains in substantial surplus and any payment to the plan that might ultimately prove to be necessary would be accounted for as an increase in pension assets, and would not have an immediate impact on income. However, any related penalties or interest (which could be assessed, though none are currently proposed) would adversely affect income. There can be no assurance as to the outcome of this matter.

Emdersa's operating companies are subject to a number of government claims related to Value-added tax liabilities and to Social Security taxes collected in their electric rates, which aggregate approximately $22 million. The claims are generally related to transitional issues surrounding the privatization of Argentina's electricity industry. There can be no assurance as to the outcome of these matters.


GPUI Group

On July 9, 1999, DIAN (the Colombian national tax authority) issued a "Special Requirement" on the Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA) 1996 income tax return, which challenges the exclusion from taxable income of an inflation adjustment related to the value of assets used for power generation (EI Barranquilla, a wholly owned subsidiary of GPU Power, ABB Barranquilla, Corporacion Electrica de la Costa Atlantica and Distral Group have a 28.7%, 28.7%, 42.5% and 0.1% interest in TEBSA, respectively). The failure to give notice of this Special Requirement to the US Export Import Bank (EXIM Bank) is an event of default under the loan agreement. GPU Power also believes that other events of default exist under the loan agreements with project lenders including the Overseas Private Investments Corporation (OPIC) and a commercial bank syndicate. As a result, certain required certifications have not been delivered to EXIM Bank, OPIC and the other project lenders, which failure is, itself, an event of default under the loan agreements. These issues are currently being discussed with EXIM Bank and the other project lenders. GPU Power also expects that it will be necessary to address these issues with the Government of Colombia, as well as the other partners in the TEBSA project. As of June 30, 2000, GPU Power has an investment of approximately $84.4 million in TEBSA and is committed to make additional standby equity contributions of $21.3 million, which GPU, Inc. has guaranteed. The total outstanding senior debt of the TEBSA project is $399 million and, in addition, GPU International has guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5 million, under the project's operations and maintenance agreement. There can be no assurance as to the outcome of these matters.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 24 of 27

GPU Telcom

     In March 2000, GPU, Inc. announced its participation in America's Fiber Network LLC (AFN), of which GPU, Inc. anticipates owning 25%. AFN is a high-speed fiber optics company with a network of more than 7,000 route miles, or 140,000 fiber miles, connecting major markets in the eastern US to secondary markets with a growing need for broadband access. GPU, Inc. anticipates investing approximately $40 million (of which $1.9 million has been invested as of June 30, 2000) in AFN through GPU Telcom, which includes existing and new fiber routes and electronic equipment.

     In April 2000, GPU, Inc. announced the formation of Telergy Mid-Atlantic
(TMA), a joint venture between GPU Telcom and Telergy, Inc. TMA combines established telecommunication services and marketing expertise with utilities' existing fiber networks and natural positioning in serving retail markets. GPU, Inc. has invested $20 million in Telergy, Inc. through GPU Telcom.

Other:
-----

JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek Pumped Storage Facility (Yards Creek). In December 1998, JCP&L filed a petition with the New Jersey Board of Public Utilities (NJBPU) seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its June 30, 2000 book value of $22 million. There can be no assurance as to the outcome of this matter.

     Concurrent with GPU's July 1999 acquisition of the 50% of GPU Power UK which it did not already own, GPU began to evaluate existing restructuring plans and formulate additional plans to reduce operating expenses and achieve ongoing cost reductions. As of December 31, 1999, GPU had identified and approved a cost reduction plan. At the acquisition date, GPU Power UK had recorded a liability of $28.6 million related to previous cost reduction plans. GPU retained $25.7 million of this liability, related to contractual termination and other severance benefits for 276 employees identified in a 1999 business process reengineering project. GPU identified an additional 355 employees (234 in Engineering Services, 38 in metering, 21 in Network Services and 62 from other specific functions) to be terminated as part of the plan and recorded an additional liability of $39.3 million. A net charge of $18.2 million for GPU's 50% share of these adjustments was included in expense in 1999 and the other 50% was recorded in Goodwill as a purchase accounting adjustment.

     In 2000, a change in the investment return assumptions, due to better than expected investment performance, resulted in a reduction of approximately $6.9 million to $22.6 million in the estimated liability for the remaining 459 employees at December 31, 1999. Consequently, goodwill was credited for $3.4 million (50% of the change in estimate) and $3.5 million was credited to income. Also in 2000, $14.2 million was paid to 338 employees. The remaining severance liability of $7.5 million at June 30, 2000 reflects the above transactions as well as currency translation adjustments and the impact of five employees who were retained and is included in Other current liabilities on the Consolidated Balance Sheets. Management expects the plan will be substantially completed by September 2000.

     GPU AR has entered into contracts to supply electricity to retail customers through June 2002. In connection with meeting its supply obligations, GPU AR has entered into purchase commitments for energy and capacity with payment obligations totaling approximately $22.5 million as of

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 25 of 27

June 30, 2000. GPU, Inc. has guaranteed up to $19.1 million of these payments.

     In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. AmerGen has assumed all liability for disposal costs related to spent fuel generated after its purchase of TMI-1 and has agreed to assume this liability for Oyster Creek following its purchase of that plant. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it would be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. The DOE's inability to accept spent nuclear fuel could have a material impact on GPU's results of operations, as additional costs may be incurred to build and maintain interim on-site storage at Oyster Creek. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in Utah. There can be no assurance as to the outcome of these matters.

GPU, Inc. and consolidated affiliates have approximately 15,500 employees worldwide, of whom 11,500 are employed in the US, 3,500 are in the United Kingdom (UK) and the remaining 500 are in South America and Australia. The majority of the US workforce is employed by the GPU Energy companies (5,600) and MYR (5,500), of which approximately 3,300 and 4,800, respectively, are represented by unions for collective bargaining purposes. In the UK, approximately 3,100 GPU Power UK employees are represented by unions, and the terms and conditions of various bargaining agreements are generally reviewed annually, on April 1. JCP&L, Met-Ed and Penelec's collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 2002, May 1, 2003 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

     During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.


2.   ACQUISITIONS AND DISPOSITIONS

MYR Group Inc. Acquisition

     In April 2000, GPU, Inc. completed its acquisition of MYR Group Inc. (MYR) for approximately $217.5 million. The fair value of the assets acquired totaled approximately $154.7 million and the amount of liabilities assumed totaled approximately $99.7 million.

     MYR, a suburban Chicago-based infrastructure construction services company, is the fifth largest specialty contractor in the US. MYR provides a complete range of power line and commercial/industrial electrical construction services for electric utilities, telecommunications providers, commercial and industrial facilities and government agencies across the US. MYR also builds cellular towers for the wireless communications market.

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 26 of 27

     The acquisition was partially financed through the issuance of GPU, Inc. short-term debt and was accounted for under the purchase method of accounting. The total acquisition cost exceeded the estimated value of net assets by $162.5 million. This excess is considered goodwill and is being amortized on a straight-line basis over 40 years.

     The following is a summary of significant accounting policies for MYR's construction services business:

Revenue Recognition - MYR recognizes revenue on construction contracts using the ------------------- percentage-of-completion accounting method determined in each case by the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation. MYR charges selling, general, and administrative costs, including indirect costs associated with maintaining district offices, to expense as incurred.

     Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are determined. Changes in estimated revenues and costs are recognized in the periods in which such estimates are revised. Significant claims are included in revenue in accordance with industry practice.

     The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents amounts billed in excess of revenues recognized.

Classification  of  Current  Assets  and  Current  Liabilities  - The  length of
--------------------------------------------------------------  MYR's  contracts vary, with some larger contracts exceeding one year. In accordance with industry practice, MYR includes in current assets and current liabilities amounts realizable and payable under contracts which may extend beyond one year.

GPU PowerNet Sale

     On June 30, 2000, GPU, Inc. sold GPU PowerNet to Singapore Power International (SPI) for A$2.1 billion (approximately US $1.26 billion). As part of the sales price, SPI assumed liability for A$230 million (US$137.8 million) of medium term notes. GPU applied the net proceeds from the sale as follows:
A$1,288 million (US$772 million) was used to repay debt; and $A579 million (US$347 million) was placed in a trust (which is included in Special deposits on the Consolidated Balance Sheets) to provide for the repayment of the remaining medium term notes (A$174 million/US$104 million) and outstanding commercial paper (A$405 million/US$243 million) at maturity. As a result of the sale, GPU recorded in Operating expenses on the Consolidated Statements of Income, a pre-tax loss in the quarter ended June 30, 2000 of $372 million($295 million after-tax, or $2.43 per share), including a $94 million foreign currency loss.

Pending Sale of Oyster Creek
----------------------------

     In 1999, the GPU Energy companies sold Three Mile Island Unit 1 (TMI-1) nuclear generating station and substantially all of their fossil and hydroelectric generating stations. In October 1999, JCP&L agreed to sell Oyster Creek to AmerGen Energy Company, LLC (AmerGen), a joint venture of PECO Energy and British Energy, for $10 million and reimbursement of the cost

                                                      Financial Statements
                                                      Item 6(b) 1-a
                                                      Page 27 of 27

(estimated at $88 million) of the next scheduled refueling outage. The Oyster Creek plant was written down to its fair market value in 1999, consistent with its sale price. The write-down of the plant asset was deferred as a regulatory asset pending separate and further review by the NJBPU.